UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

Parfield International Ltd.
Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty K3, Hong Kong
+852.2122.8902

Copy to:

Christopher H. Cunningham
K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158
Phone: (206) 370-7639
Fax: (206) 370-6040

September 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Parfield International Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,682,742
	8.	Shared Voting Power 0 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,682,742 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,742 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 7.01%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)
Percentage calculated based on 38,263,787 shares of common stock (“Ordinary Shares”) issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.  The 2,682,742 Ordinary Shares held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Marc Chan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,492,696(1)
	8.	Shared Voting Power 0 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 3,492,696(1)
	10.	Shared Dispositive Power 3,492,696(1) Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,492,696(1) Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 9.13%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1) (2)
Includes 355,000 Ordinary Shares that may be acquired within 60 days pursuant to outstanding derivative positions.

Percentage calculated based on (i) 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019 and (ii) 3,492,696 Ordinary Shares beneficially owned by the reporting person (474,954 of which are held by Amplewood Resources Ltd. and 2,682,742 of which are held by Parfield International Ltd., each of which the reporting person is the director and sole-owner). The 2,682,742 Ordinary Shares held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

which are held by Parfield International Ltd., each of which the reporting person is the director and sole-owner). The 2,682,742 Ordinary Shares held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D (“Schedule 13D”) amends and supplements the Amendment No. 1 to Schedule 13G filed on February 12, 2019 (the “Schedule 13G”) with respect to Ordinary Shares of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Schedule 13D does not modify any of the information previously reported in the Schedule 13G.

Item 3. Source and Amount of Funds or Other Consideration.

I
Beachhead Holdings Limited (“Beachhead”), together with PW Medtech Group Limited (“PWM”), Parfield International Ltd. (“Parfield”), CITIC Capital China Partners IV, L.P. (“CITIC Capital”), HH Sum-XXII Holdings Limited (“Hillhouse”) and V-Sciences Investments Pte. Ltd (“Temasek,” together with Beachhead, PWM, Parfield, CITIC Capital and Hillhouse, each, an “Initial Consortium Member,” and together with any additional parties who may, after the date thereof, join the Consortium Agreement (as defined below) in accordance with the terms thereof (the “Additional Parties”), collectively, the “Buyer Consortium”) anticipates that, at the price per Ordinary Share set forth in the Proposal (as defined in Item 4 below), approximately $1.93 billion would be expended in acquiring all of the Ordinary Shares owned by shareholders of the Issuer other than the members of the Buyer Consortium and their respective affiliates.

It is anticipated that the funding for the Transaction (as described in Item 4 below) will be provided by a combination of debt and equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the “Rollover Securities”). Debt financing, if used, will be primarily provided by one or more third party financial institutions.

Item 4. Purpose of Transaction.

On September 18, 2019, the Initial Consortium Members entered into a consortium agreement (the “Consortium Agreement”), pursuant to which each member of the Buyer Consortium has agreed, among other things, to (i) cooperate with other members of the Buyer Consortium in good faith in arranging financing; engaging advisors and preparing definitive documentation in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below), (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith, and (iii) cancel the Rollover Securities for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

On September 18, 2019, the Buyer Consortium submitted a non-binding preliminary proposal (the “Proposal”) to the Board. In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding Ordinary Shares of the Issuer (other than the Rollover Securities) for $120 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.  The Proposal further stated that the Buyer Consortium expected that the Board would set up a special committee (the “Special Committee”) comprised of independent and disinterested directors and that the Special Committee will consider the Proposal and make a recommendation to the Board.

On September 18, 2019, Beachhead entered into a share purchase agreement (the “Parfield SPA”) with Parfield and Amplewood Resources Ltd. (“Amplewood”), pursuant to, and subject to the terms and conditions of, which

Parfield and/or Amplewood shall sell to Beachhead, and Beachhead shall purchase from Parfield and/or Amplewood, up to 700,000 Ordinary Shares (the “Parfield Sale Shares”) at the per share purchase price of $101.00 (the “Parfield Purchase Price”).  In the event that (i) the Transaction is consummated and (ii) the Buyer Consortium Take-Private Consideration is greater than the Parfield Purchase Price, Beachhead shall pay Parfield and/or Amplewood an amount equal to the product of (i) the number of the Parfield Sale Shares multiplied by (ii) the excess of (A) the Buyer Consortium Take-Private Consideration over (B) the Parfield Purchase Price.  In addition, in the event that the Transaction is not consummated, Parfield and/or Amplewood shall purchase from Beachhead, and Beachhead shall re-sell back to Parfield and/or Amplewood, the Parfield Sale Shares for the same aggregate Parfield Purchase Price.  None of Parfield, Amplewood and Beachhead may assign their rights or obligations under the Parfield SPA without prior written consent of the other parties, except that Beachhead may assign its rights and obligations thereunder to its affiliates without prior written consent of Parfield or Amplewood.

If the Transaction is carried out and consummated, the Ordinary Shares of the Issuer will no longer be traded on the NASDAQ Global Market and the registration of the Ordinary Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated.  The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement, the Proposal, and the Parfield SPA, copies of which are attached hereto as Exhibits 1, 2, and 3 incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (1)
Parfield International Ltd.	2,682,742	0	0	2,682,742	7.01
Marc Chan (2)	3,492,696	0	0	3,492,696	9.13

(1)
Percentage calculated based on (i) 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019 and (ii) 3,492,696 Ordinary Shares beneficially owned by the reporting person (474,954 of which are held by Amplewood Resources Ltd. and 2,682,742 of which are held by Parfield International Ltd., each of which the reporting person is the director and sole-owner). The 2,682,742 Ordinary Shares held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

(2)	Includes 355,000 Ordinary Shares that may be acquired within 60 days pursuant to outstanding derivative positions held by the Reporting Person and Amplewood Resources Ltd.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by Beachhead, PWM, CITIC Capital, Hillhouse and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein and below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.  Between July 30 and the date hereof, the Reporting Persons engaged in derivative positions of the Issuer involving 235,000 Ordinary Shares.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 6.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Consortium Agreement, the Proposal, and the Parfield SPA under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1 Consortium Agreement dated September 18, 2019 by among the Initial Consortium Members.

Exhibit 99.2 Proposal from the Buyer Consortium to the Board dated September 18, 2019 (incorporated by reference to Exhibit 99.1 of the Form 6-K furnished to the SEC by the Issuer on September 19, 2019).

Exhibit 99.3 Share Purchase Agreement dated September 18, 2019 by and among Beachhead, Parfield and Amplewood.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2019	By:	/s/ Marc Chan
Marc Chan

Date: September 26, 2019	PARFIELD INTERNATIONAL LTD.

	By:	/s/ Marc Chan
	Name:	Marc Chan
	Its:	Director